EXHIBIT 99.1

B Communications Ltd. (the “Company”)

Immediate Report – Notification of Sale of Shares by the Company’s CEO

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

The Company hereby provides notification that on November 10, 2013, the Company’s CEO, Mr. Doron Turgeman, sold 9,000 ordinary shares of the Company in ordinary trades on the Tel Aviv Stock Exchange.

The sale was transacted at the CEO’s initiative in order to bolster the public’s holdings in the Company and to increase them above the threshold of 20%, making it possible for the Company to meet the condition for inclusion in the TA 100 Index. Inclusion in the TA 100 Index is subject to an examination that will be conducted by the stock exchange on the dates set in the stock exchange regulations, and in accordance with the required conditions.